EXHIBIT 99.1

ASSURED GUARANTY CORP.

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars except per share and share amounts)
(Unaudited)

	September 30, 2006	December 31, 2005
Assets
Fixed maturity securities, at fair value (amortized cost: $1,059,029 in 2006 and $1,011,999 in 2005)	$1,103,774	$1,047,577
Short-term investments, at cost which approximates fair value	103,245	58,864
Total investments	1,207,019	1,106,441
Cash and cash equivalents	11,454	951
Accrued investment income	14,453	13,659
Deferred acquisition costs	72,496	73,805
Prepaid reinsurance premiums	56,348	27,283
Reinsurance recoverable on ceded losses	7,352	11,410
Premiums receivable	25,383	23,694
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	37,040	38,052
Other assets	15,213	23,282
Total assets	$1,532,175	$1,403,994

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$250,557	$196,435
Reserves for losses and loss adjustment expenses	60,008	63,491
Profit commissions payable	3,715	4,237
Reinsurance balances payable	9,453	1,104
Deferred income taxes	45,919	34,673
Current income taxes	2,382	4,497
Funds held by Company under reinsurance contracts	4,670	3,256
Unrealized losses on derivative financial instruments	5,839	9,238
Liability for tax basis step-up adjustment	15,177	15,216
Other liabilities	15,180	18,415
Total liabilities	412,900	350,562
Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000.00 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2006 and 2005)	—	—
Common stock ($720.00 par value, 500,000 shares authorized; 20,834 shares issued and outstanding in 2006 and 2005)	15,000	15,000
Additional paid-in capital	386,313	380,006
Unearned stock grant compensation	—	(6,446)
Retained earnings	687,704	635,849
Accumulated other comprehensive income	30,258	29,023
Total shareholder’s equity	1,119,275	1,053,432
Total liabilities and shareholder’s equity	$1,532,175	$1,403,994

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues
Gross written premiums	$43,615	$27,238	$143,199	$80,963
Ceded premiums	(12,040)	(3,755)	(43,945)	(15,712)
Net written premiums	31,575	23,483	99,254	65,251
(Increase) decrease in net unearned premium reserves	(6,764)	6,027	(24,964)	17,861
Net earned premiums	24,811	29,510	74,290	83,112
Net investment income	14,301	12,182	40,553	38,800
Net realized investment gains (losses)	209	223	(1,153)	1,229
Unrealized (losses) gains on derivative financial instruments	(2,468)	(1,308)	2,387	(4,593)
Total revenues	36,853	40,607	116,077	118,548

Expenses
Loss and loss adjustment expenses	68	893	5,466	(3,162)
Profit commission expense	37	147	(410)	156
Acquisition costs	4,339	6,932	14,000	22,455
Other operating expenses	9,089	8,813	28,161	23,852
Other expense	611	623	1,917	3,111
Total expenses	14,144	17,408	49,134	46,412

Income before provision for income taxes	22,709	23,199	66,943	72,136
Provision for income taxes
Current	97	(83)	5,200	15,339
Deferred	5,022	5,406	9,888	1,552
Total provision for income taxes	5,119	5,323	15,088	16,891
Net income	17,590	17,876	51,855	55,245
Other comprehensive income (loss), net of taxes
Unrealized holding gains (losses) on fixed maturity securities arising during the year	15,182	(9,427)	486	(10,041)
Reclassification adjustment for realized (gains) losses included in net income	(136)	(145)	749	(799)
Change in net unrealized gains on fixed maturity securities	15,046	(9,572)	1,235	(10,840)
Comprehensive income	$32,636	$8,304	$53,090	$44,405

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For Nine Months Ended September 30, 2006
(in thousands of U.S. dollars)
(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity
Balance, December 31, 2005	$—	$15,000	$380,006	$(6,446)	$635,849	$29,023	$1,053,432
Net income	—	—	—	—	51,855	—	51,855
Tax benefit for stock options exercised	—	—	147	—	—	—	147
Reclassification due to adoption of FAS 123R	—	—	—	6,446	—	—	6,446
Share-based compensation	—	—	6,160	—	—	—	6,160
Unrealized loss on fixed maturity securities, net of tax of $(292)	—	—	—	—	—	1,235	1,235
Balance, September 30, 2006	$—	$15,000	$386,313	$—	$687,704	$30,258	$1,119,275

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Operating activities
Net income	$51,855	$55,245
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Non-cash operating expenses	7,086	2,496
Net amortization of premium on fixed maturity securities	2,287	4,249
Provision for deferred income taxes	9,888	1,552
Net realized investment losses (gains)	1,153	(1,229)
Change in unrealized (gains) losses on derivative financial instruments	(2,387)	4,593
Change in deferred acquisition costs	1,309	5,839
Change in accrued investment income	(794)	268
Change in premiums receivable	(1,689)	28,534
Change in prepaid reinsurance premiums	(29,065)	15,568
Change in unearned premium reserves	54,122	(72,027)
Change in reserves for losses and loss adjustment expenses, net	8,924	(68,718)
Change in profit commissions payable	(522)	(177)
Change in funds held by Company under reinsurance contracts	1,414	(698)
Change in current income taxes	(2,115)	(9,632)
Tax benefit for stock options exercised	—	4,059
Change in liability for tax basis step-up adjustment	(39)	(559)
Other	13,445	3,990
Net cash flows provided by (used in) operating activities	114,872	(26,647)

Investing activities
Fixed maturity securities:
Purchases	(384,997)	(279,070)
Sales	317,663	262,184
Maturities	6,864	5,000
(Purchases) sales of short-term investments, net	(44,514)	37,805
Net cash flows (used in) provided by investing activities	(104,984)	25,919

Financing activities
Tax benefit for stock options exercised	147	—
Net cash flows provided by financing activities	147	—
Effect of exchange rate changes	468	(221)
Increase (decrease) in cash and cash equivalents	10,503	(949)
Cash and cash equivalents at beginning of period	951	2,766
Cash and cash equivalents at end of period	$11,454	$1,817

Supplementary cash flow information
Income taxes paid	$4,467	$20,559
Non-cash investing activities: FSA Transaction	$—	$99,967

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements
September 30, 2006
 (Unaudited)

1.  Business and Organization

Assured Guaranty Corp. (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap transactions.  The Company’s ultimate parent is Assured Guaranty Ltd., a Bermuda-based insurance holding company, which is publicly traded on the New York Stock Exchange.

The Company has financial strength ratings of AAA, AAA and Aa1 as of September 30, 2006 from Standard & Poor’s Rating Service, Fitch Ratings, and Moody’s Investor Services, Inc., respectively, and is licensed in 48 jurisdictions. The Company owns 100% of Assured Value Insurance Company, a Maryland domiciled company and Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults. This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and its financial guaranty reinsurance portfolio on a coordinated basis.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 11.

2.  Basis of Presentation

The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and, in the opinion of management, reflect all adjustments, necessary for a fair presentation of the Company’s financial condition, results of operations and cash flows for the periods presented.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month period ended September 30, 2006 (“Third Quarter 2006”) and the three-month period ended September 30, 2005 (“Third Quarter 2005”), and the nine-month period ended September 30, 2006 (“Nine Months 2006”) and the nine-month period ended  September 30, 2005 (“Nine Months 2005”). Operating results for the three- and nine-month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year.  Certain items in the prior year unaudited interim consolidated financial statements have been reclassified to conform with the current period presentation. These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. (“Assured Guaranty”) as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

The Company and certain of its subsidiaries are subject to U.S. income tax.  The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 109, “Accounting

for Income Taxes”.  The Company’s provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its derivative financial instruments.  A discrete calculation of the provision is calculated for each interim period.

3.  Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”) which amends FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”), and addresses issues raised in FAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of FAS 155 are: (i) with respect to FAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to FAS 140, eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of FAS 155 is not expected to have a material impact on the Company’s operating results or financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing FIN 48 and is determining the impact that the adoption of FIN 48 will have on its results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company plans to adopt FAS 157 beginning in the first quarter of 2008. The Company is currently evaluating the impact, if any, the adoption of FAS 157 will have on its results of operations or financial position.

In October 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“FAS 158”). FAS 158 represents the completion of the first phase in the FASB’s postretirement benefits accounting project. FAS 158 is effective for fiscal years ending after December 15, 2006, for public entities, and at the end of fiscal years ending after June 15, 2007, for all other entities.  Since the Company has no defined benefit pension or other postretirement plans, FAS 158 will have no impact on the Company’s results of operations or financial position.

4.  Significant Accounting Policies

The Company has disclosed its significant accounting policies in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in the Company’s financial statements for the year ended December 31, 2005. The following significant accounting policy provides an update to that included under the same caption in the Company’s financial statements.

Premium Revenue Recognition

Premiums are received either upfront or in installments. Upfront premiums are earned in proportion to the expiration of the amount at risk. Each installment premium is earned ratably over its installment period, generally one year or less. Premium earnings under both the upfront and installment revenue recognition methods are based upon and are in proportion to the principal amount guaranteed and therefore result in higher premium earnings during periods where guaranteed principal is higher. For insured bonds for which the par value outstanding is declining during the insurance period, upfront premium earnings are greater in the earlier periods thus matching revenue recognition with the underlying risk. The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserves are earned at that time. Unearned premium reserves represent the portion of premiums written that is applicable to the unexpired amount at risk of insured bonds.

Due to the customary lag (ranging from 30 to 90 days) in reporting premium data by some of the ceding companies, the Company must estimate the ultimate written and earned premiums to be received from a ceding company as of each balance sheet date for the reinsurance business. Actual written premiums reported in the consolidated statements of operations and comprehensive income are based upon reports received by ceding companies supplemented by the Company’s own estimates of premium for which ceding company reports have not yet been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

5.  Analysis of premiums written, premiums earned and loss and loss adjustment expenses

To limit its exposure on assumed risks, at the time of the initial public offering (“IPO”), the Company entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily subsidiaries of ACE Limited (“ACE”), to cede a portion of the risk underwritten by the Company. In addition, the Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis.

In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded amounts were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(in thousands of U.S. dollars)

Premiums Written
Direct	$37,987	$20,046	$126,604	$52,092
Assumed	5,628	7,192	16,595	28,871
Ceded	(12,040)	(3,755)	(43,945)	(15,712)
Net	$31,575	$23,483	$99,254	$65,251

Premiums Earned
Direct	$17,948	$13,929	$50,316	$37,882
Assumed	11,918	18,314	39,114	60,121
Ceded	(5,055)	(2,733)	(15,140)	(14,891)
Net	$24,811	$29,510	$74,290	$83,112

Loss and Loss Adjustment Expenses
Direct	$(612)	$(3,814)	$(2,713)	$(5,110)
Assumed	812	2,960	7,791	(5,028)
Ceded	(132)	1,747	388	6,976
Net	$68	$893	$5,466	$(3,162)

Net written premiums for Third Quarter 2006 and Nine Months 2006 were $31.6 million and $99.3 million, respectively, compared with $23.5 million and $65.3 million for Third Quarter 2005 and Nine Months 2005, respectively.  The increase in direct written premiums for both periods is primarily attributable to upfront gross written premiums from our international and U.S. public finance business. Third Quarter 2006 and Nine Months 2006 include upfront gross written premiums of $13.3 million and  $53.0 million from our international business. Third Quarter 2005 and Nine Months 2005 did not include any such premiums. Our U.S. public finance business contributed $8.2 million in Third Quarter 2006 and $22.7 million Nine Months 2006 compared with $6.3 million and $13.0 million for the same periods last year.

Ceded written premiums have increased in Third Quarter 2006 compared with Third Quarter 2005 and Nine Months 2006 compared with Nine Months 2005.  The changes in ceded written premiums over the periods are directly related to the changes in direct written premiums, as the Company cedes premium to its affiliate, Assured Guaranty Re Ltd. (“AG Re”), primarily under a 25% quota share agreement.

Loss and loss adjustment expenses (“LAE”) were $0.1 million and $0.9 million for Third Quarter 2006 and Third Quarter 2005, respectively.  Included in loss and LAE for Third Quarter 2006 are $(0.3) million in loss recoveries on two deals, offset by an increase in portfolio reserves due to management updating  its rating agency default statistics used in the portfolio loss reserving process. Third Quarter 2005 includes a reduction to loss reserves of $(4.0) million caused by changes in credit quality and from continued runoff from maturing collateralized debt obligation (“CDO”) exposures, offset by an increase in portfolio reserves due to management updating  its rating agency default statistics used in the portfolio loss reserving process.

Loss and loss adjustment expenses were $5.5 million in Nine Months 2006 and $(3.2) million in Nine Months 2005.  Nine Months 2006 includes a $3.8 million increase to loss reserves related to a rating downgrade of a European infrastructure  transaction and a $2.5 million case reserve addition due to a U.S. public infrastructure transaction.  Nine Months 2005 results are primarily attributable to a release of loss reserves related to the agreement with Financial Security Assurance Inc., discussed below.

Reinsurance recoverable on ceded losses and LAE as of September 30, 2006 and December 31, 2005 was $7.4 million and $11.4 million, respectively.

Agreement with Financial Security Assurance Inc.

During Second Quarter 2005, the Company and AG Re, a subsidiary of Assured Guaranty Ltd. and an affiliate of the Company, entered into a reinsurance agreement with Financial Security Assurance Inc. (“FSA”) pursuant to which substantially all of FSA’s financial guaranty risks previously ceded to the Company (the “Ceded Business”) was assumed by AG Re.  This agreement was effective as of January 1, 2005 and is consistent with Assured Guaranty’s IPO strategy of the Company ceasing to write new reinsurance business and transferring its existing reinsurance business to AG Re to optimize capital utilization. In connection with the transaction, the Company transferred liabilities of $169.0 million, consisting primarily of unearned premium reserves.  This transaction caused Nine Months 2005 net income to decrease by $4.0 million.  FSA has released the Company from all liabilities with respect to the Ceded Business.  AG Re has assumed substantially all of the Company’s liabilities with respect to the Ceded Business. FSA may receive a profit commission on the Ceded Business based on its future performance.

6.  Commitments and Contingencies

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

In April 2005, the Company received a Notice of Order to Preserve (“Order”) from the Office of the Commissioner of Insurance, State of Georgia (“Commissioner”). The Order was directed to “ACE Limited, and all affiliates” and requires the preservation of documents and other items related to “finite insurance” and a broad group of other insurance and reinsurance agreements. Also in April 2005, the Company, and numerous other insurers, received a subpoena from the Commissioner related to the “initial phase” of the Commissioner’s investigation into “finite-risk” transactions. The subpoena requests information on the Company’s assumed and ceded reinsurance contracts in force during 2004. The Company provided the requested information in response to the subpoena in January of 2006 and has not been asked by the Commissioner for any further information.

The Company is party to reinsurance agreements with most of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

7.  Credit Facilities

$300.0 million Credit Facility

On April 15, 2005, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million three-year unsecured revolving credit facility (the “$300.0 million credit facility”) with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as lead arrangers and KeyBank National Association (“KeyBank”) acted as syndication agent. Under the $300.0 million credit facility, each of the Company, AG (UK), Assured Guaranty Ltd., AG Re and Assured Guaranty Re Overseas Ltd. (“AGRO”) are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower. As of September 30, 2006 and December 31, 2005, two letters or credit have been issued, both on behalf of AGRO, with an aggregate stated amount of approximately $19.2 million and $20.7 million, respectively.

If drawn, the proceeds of the loans and letters of credit are to be used for working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the $300.0 million credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., as a Material Non-AGC Subsidiary (as defined in the related credit agreement), guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility. Subsequently, AG Re and AGRO, as Material Non-AGC Subsidiaries, both guaranteed the obligations of the other and of Assured Guaranty Ltd. under such facility.

The $300.0 million credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of $1.2 billion, (b) maintain an interest coverage ratio of at least 2.5:1, and (c) maintain a maximum debt-to-capital ratio of 30%. In addition, the $300.0 million credit facility requires that the Company: (x) maintain qualified statutory capital of at least 80% of its statutory capital as of the fiscal quarter prior to the closing date of the facility and (y) maintain a ratio of aggregate net par outstanding to qualified statutory capital of not more than 150:1. Furthermore, the $300.0 million credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions. Most of these restrictions are subject to certain minimum thresholds and exceptions. A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of September 30, 2006 and December 31, 2005, Assured Guaranty was in compliance with all of those financial covenants.

As of September 30, 2006 and December 31, 2005, no loan amounts were outstanding under this facility nor have there been any loan borrowings under this facility.

Non-Recourse Credit Facility

The Company is also party to a non-recourse credit facility with a syndicate of banks which provides up to $175.0 million specifically designed to provide rating agency-qualified capital to further support the Company’s claims paying resources. The facility expires in December 2010. As of September 30, 2006 and December 31, 2005, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

The Company’s failure to comply with certain covenants under the Company’s credit facilities could, subject to grace periods in the case of certain covenants, result in an event of default. This could require the Company to repay any outstanding borrowings in an accelerated manner.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company. The custodial trusts were created to provide capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims. The put options were not exercised as of September 30, 2006. Initially, all of the committed capital securities (the “CCS Securities”) were issued to a special purpose pass-through trust (the “Pass-Through Trust”). The Pass-Through Trust is a newly created statutory trust organized under the Delaware Statutory Trust Act formed for the purposes of (i) issuing $200,000,000 of Pass-Through Trust Securities to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended, (ii) investing the proceeds from the sale of the Pass-Through Trust Securities in, and holding, the CCS Securities issued by the Custodial Trusts and (iii) entering into related agreements. Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in Assured Guaranty Ltd.’s financial statements.

During Third Quarter 2006 and Nine Months 2006, the Company incurred $0.6 million and $1.9 million, respectively, of put option premiums which are an on-going expense. During Third Quarter 2005 and Nine Months 2005, the Company incurred $0.6 million and $3.1 million, respectively. Nine Months 2005 expense consists of $2.0 million of investment banking fees associated with the committed capital securities and put option premiums which are an on-going expense. These expenses are presented in the Company’s unaudited interim consolidated statements of operations and comprehensive income under other expense.

8. Share-Based Compensation

Effective January 1, 2006, the Company adopted FAS No. 123 (revised), “Share-Based Payment” (“FAS 123R”), which replaces FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). FAS 123R requires all share-based compensation transactions with employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period based on their relative fair values.

Prior to the adoption of FAS 123R, the Company followed the guidance of APB 25 and did not record share-based compensation expense related to employee stock options in the statement of operations, since for all grants the exercise price was equal to the market value of the common stock on the grant date.

The Company elected to use the modified prospective transition method for implementing FAS 123R. Under this transition method, compensation expense includes:  (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Because the Company elected to use the modified prospective transition method, results for prior periods have not been restated and new awards are valued and accounted for prospectively upon adoption.

The employees of the Company participate in Assured Guaranty Ltd.’s share-based compensation plans. Beginning January 1, 2006, upon adoption of FAS 123R, the Company recorded share-based compensation for the cost of stock options, restricted stock and Assured Guaranty Ltd.’s sponsored employee stock purchase plan. As a result of adopting FAS 123R on January 1, 2006, the Company’s Third Quarter 2006 income before income taxes and net income are $0.8 million and $0.5 million lower, respectively, and for Nine Months 2006 are $2.7 million and $1.7 million lower, respectively, than if it had continued to account for share-based compensation under APB 25.

Share-based compensation expense in Third Quarter 2006 and Nine Months 2006 was $1.4 million ($0.9 million after tax) and $4.4 million ($2.9 million after tax), respectively.  Included in Third Quarter 2006 and Nine Months 2006 expense was $0.2 million and $0.8 million, respectively, for stock award grants to retirement-eligible employees. FAS 123R requires these awards to be expensed over the period through the date the employee first becomes eligible to retire  and is no longer required to provide service to earn part or all of the award, regardless of the employees intent of retirement. The amount of share-based compensation capitalized in Third Quarter 2006 and Nine Months 2006 as deferred acquisition costs (“DAC”) was $0.5 million and $1.8 million, respectively.  Share-based compensation expense in Third Quarter 2005 and Nine Months 2005 was $0.6 million ($0.4 million after tax) and $1.6 million ($1.0 million after tax), respectively.

The following table presents pre-DAC and pre-tax, share-based compensation cost by share-based type:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. dollars)	2006	2005	2006	2005
Share-Based Employee Cost
Restricted Stock
Recurring amortization	$1,173	$592	$3,502	$1,600
Accelerated amortization for retirement eligible employees	164	—	521	—
Subtotal	1,337	592	4,023	1,600
Stock Options
Recurring amortization	510	—	1,832	—
Accelerated amortization for retirement eligible employees	71	—	233	—
Subtotal	581	—	2,065	—
ESPP	18	—	72	—
Total Share-Based Employee Cost	$1,936	$592	$6,160	$1,600

For Third Quarter 2005 and Nine Months 2005, had the compensation expense been determined in accordance with the fair value method recommended in FAS 123, the Company’s net income would have been adjusted to the pro forma amounts indicated below:

(in thousands of U.S. dollars)	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net income as reported	$17,876	$55,245
Add: Stock-based compensation expense included in reported net income, net of income tax	385	1,040
Deduct: Compensation expense, in accordance with FAS 123, net of income tax	641	1,930
Pro forma net income	$17,620	$54,355

  Assured Guaranty Ltd. Share-Based Compensation Plans

As of April 27, 2004, Assured Guaranty Ltd. adopted the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (the “Incentive Plan”). The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and full value awards that are based on Assured Guaranty Ltd.’s common shares. The number of common shares that may be delivered under the Incentive Plan may not exceed 7,500,000. As of September 30, 2006, 2,740,977 common shares were available for grant under the Incentive Plan. In January 2005, Assured Guaranty Ltd. implemented the Stock Purchase Plan (“Stock Purchase Plan”) in accordance with Internal Revenue Code Section 423. Assured Guaranty Ltd. reserved for issuance and purchases under the Stock Purchase Plan 100,000 shares of its common stock.  As of September 30, 2006, 69,563 common shares were available for grant under the Stock Purchase Plan. The Incentive Plan and the Stock Purchase Plan are described more fully in Assured Guaranty Ltd.’s 2005 Annual Report on Form 10-K.

Stock Options

Nonqualified or incentive stock options may be granted to employees of the Company.   Stock options are generally granted once a year with exercise prices equal to the closing price on the date of grant.  To date, Assured Guaranty Ltd. has only issued nonqualified stock options.  All stock options granted to employees vest in equal annual installments over a three-year period and expire 10 years from the date of grant. None of Assured Guaranty Ltd.’s options have a performance or market condition.  The following table summarizes Assured Guaranty Ltd.’s stock option activity for  all its subsidiaries, for the nine months ended September 30, 2006:

Options	Options for Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(1) (in thousands)
Outstanding at December 31, 2005	2,457,302	$18.05
Granted	790,967	$25.49
Exercised	(53,111)	$17.84
Forfeited	(91,994)	$20.51
Outstanding at September 30, 2006	3,103,164	$19.87	8.0	$18,805
Vested and exercisable at September 30, 2006	1,353,813	$18.00	7.3	$10,731

(1)          The aggregate intrinsic value was calculated based on the positive difference between the closing price of  Assured Guaranty Ltd.’s common stock on September 30, 2006 (i.e. $25.93) and the weighted average exercise price of the underlying options.

The Company recorded $0.6 million ($0.4 million after tax) and $2.1 million ($1.3 million after tax) in share-based compensation related to stock options during Third Quarter 2006 and Nine Months 2006, respectively.  As of September 30, 2006 the total unrecognized compensation expense related to outstanding non-vested stock options was $2.6 million, which will be adjusted in the future for the difference between estimated and actual forfeitures. The Company expects to recognize that expense over the weighted-average remaining service period of 1.3 years.

The weighted-average grant-date fair value of options granted were $6.65 and $5.92 for Third Quarter 2006 and Third Quarter 2005, respectively. The weighted-average grant-date fair value of options granted were $6.71 and $4.63 for Nine Months 2006 and Nine Months 2005, respectively. The fair value of options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2006 and 2005:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Dividend yield	0.6%	0.5%	0.5%	0.7%
Expected volatility	19.82%	20.60%	20.43%	20.80%
Risk free interest rate	4.9%	4.2%	4.6%	4.1%
Expected life	5 years	5 years	5 years	5 years
Forfeiture rate	6.0%	6.0%	6.0%	6.0%

These assumptions were based on the following:

•                  The expected dividend yield is based on the current expected annual dividend and Assured Guaranty Ltd.’s share price on the grant date,

•                  Expected volatility is estimated at the date of grant based on the historical share price volatility, calculated on a daily basis,

•                  The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term to the granted stock options,

•                  The expected life is based on the average expected term of Assured Guaranty Ltd.’s  guideline companies, which are defined as similar entities, since the Company has insufficient expected life data,

•                  The forfeiture rate is based on the rate used by Assured Guaranty Ltd.’s  guideline companies, since  the Company has insufficient forfeiture data. Estimated forfeitures will be reassessed at each balance sheet date and may change based on new facts and circumstances.

For options granted before January 1, 2006, the Company amortizes the fair value on an accelerated basis. For options granted on or after January 1, 2006, the Company amortizes the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees.  For retirement-eligible employees options are amortized over the period through the date the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award.  The Company may elect to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect the Company’s net income.

The total intrinsic value of options exercised during Nine Months 2006 was $0.4 million. During Nine Months 2006, $0.9 million was received from the exercise of stock options and $0.1 million related tax benefit was recorded as financing cash flow in the statement of cash flows.  During Nine Months 2005, the Company recorded $4.1 million in benefits for tax deductions in excess of recognized compensation expense, which was reported as operating cash flow in the statement of cash flows.  Assured Guaranty Ltd. has a policy of issuing new shares to satisfy stock option exercises.

Restricted Stock Awards

Assured Guaranty Ltd. has granted restricted stock awards to employees of the Company. Restricted stock awards generally vest in equal annual installments over a four-year period.   Restricted stock awards are amortized over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees, discussed above. Prior to the adoption of FAS 123R, the Company presented non-vested restricted stock issuances on the balance sheet in unearned stock grant compensation as a separate component of shareholders’ equity. In accordance with the provisions of FAS 123R, on January 1, 2006, the Company reversed the balance in unearned stock grant compensation. The following table summarizes Assured Guaranty Ltd.’s restricted stock award activity for all its subsidiaries for the nine months ended September 30, 2006:

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2005	1,021,124	$18.12
Granted	457,033	$25.48
Vested	(283,138)	$18.06
Forfeited	(52,061)	$20.04
Nonvested at September 30, 2006	1,142,958	$20.99

The Company recorded $1.3 million ($0.9 million after tax) and $4.0 million ($2.6 million after tax) in share-based compensation, related to restricted stock awards, during Third Quarter 2006 and Nine Months 2006, respectively. Restricted stock awards are expensed on a straight-line basis over the vesting period. As of September 30, 2006 the total unrecognized compensation cost related to outstanding nonvested restricted stock awards was $9.0 million, which the Company expects to recognize over the weighted-average remaining service period of 2.2 years.

Employee Stock Purchase Plan

Participation in the Stock Purchase Plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant’s compensation or, if less, shares having a value of $25,000. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of the fair market value of Assured Guaranty Ltd.’s stock on the first day or the last day of the subscription period. The Company recorded $18,000 ($12,000 after tax) and $72,000 ($47,000 after tax) in share-based compensation during Third Quarter 2006 and Nine Months 2006, respectively.

9.  Liability For Tax Basis Step-Up Adjustment

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE,  entered into a tax allocation agreement, whereby the Company and AFS made a  “Section 338 (h)(10)” election that has the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s actual taxes to the taxes that would have been owed had the increase in basis not occurred.  After a 15-year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimated as of the IPO date, that it was obligated to pay $20.9 million to AFS and accordingly established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million during 2004.  The Company paid ACE and correspondingly reduced its liability to ACE by $0.6 million for Nine Months 2005.  During Nine Months 2006, the Company has paid ACE and correspondingly reduced its liability to ACE by an immaterial amount.

10.  Variable Interest Entities and Special Purpose Entities

The Company provides financial guarantees in respect of debt obligations of special purpose entities, including variable interest entities (“VIE’s”). The Company’s variable interest exists through this financial guaranty insurance or credit derivative contract. The transaction structure generally provides certain financial protections to the Company.  This financial protection can take several forms, the most common are over-collateralization, first loss protection (or subordination) and excess spread.  In the case of over-collateralization (i.e. the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by the Company), the structure allows defaults of the securitized assets before a default is experienced on the structured finance obligation guaranteed by the Company.  In the case of first loss, the financial guaranty insurance policy only covers a senior layer of losses of multiple obligations issued by special purpose entities, including VIE’s. The first loss exposure with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIE’s, generate interest cash flows that are in excess of the interest payments on the debt issued by the special purpose entity. Such excess spread is typically distributed through the transaction’s cash flow waterfall and may be used to create additional credit enhancement, applied to redeem debt issued by the special purpose entity (thereby creating additional over-collateralization), or distributed to equity or other investors in the transaction.

There are two different accounting frameworks applicable to special purpose entities (“SPE”); the qualifying SPE (“QSPE”) framework under FAS 140; and the VIE framework under Financial Interpretation (“FIN”) 46R “Consolidation of Variable Interest Entities”. The applicable framework depends on the nature of the entity and the Company’s relation to that entity. The QSPE framework is applicable when an entity transfers (sells) financial assets to a SPE meeting certain criteria as defined in FAS 140. These criteria are designed to ensure that the activities of the entity are essentially predetermined in their entirety at the inception of the vehicle; decision making is limited and restricted to certain events, and that the transferor of the financial assets cannot exercise control over the entity and the assets therein. Entities meeting these criteria are not consolidated by the transferor or other counterparty, as long as the entity does not have the unilateral ability to liquidate or to cause it to no longer meet the QSPE criteria. SPE’s meeting all of FAS 140’s criteria for a QSPE are not within the scope of FIN 46 and as such, need not be assessed for consolidation.  When the SPE does not meet the QSPE criteria, consolidation is assessed pursuant to FIN 46R. Under FIN 46R, a VIE is defined as an entity that is not assessed for consolidation by determining which party maintains a controlling financial interest. As such, a VIE (i) lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) its equity owners lack the right to make significant decisions affecting the entity’s operations, and (iii) its equity owners do not have an obligation to absorb or the right to receive the entity’s losses or returns. FIN 46R requires a variable interest holder (e.g., an investor in the entity or a financial guarantor) to consolidate that VIE if that holder will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes, among other factors, its capital structure, contractual terms, which variable interests create or absorb variability, related party relationships and the design of the VIE. When qualitative analysis is not conclusive the Company performs a quantitative analysis.  To date the results of the qualitative and quantitative analyses have indicated that the Company does not have a majority of the variability and as a result these VIE’s are not consolidated in the Company’s financial statements.

Qualifying Special Purpose Entities:

During the third quarter of 2006, the Company issued a financial guaranty on  financial assets that were transferred  into a special purpose entity for which the business purpose of that entity was to provide a financial guarantee client with funding for their debt obligation. This entity met the characteristics of a QSPE in accordance with FAS 140. QSPEs are not subject to the requirements of FIN 46R and accordingly are not consolidated in the Company’s financial statements. QSPEs are legal entities that are demonstrably distinct from the Company, and neither the Company, nor its affiliates or its agents can unilaterally dissolve the QSPE. The QSPE’s permitted activities are contractually limited to purchasing assets, issuing notes to fund such purchase, and related administrative services. Pursuant to the terms of the Company’s insurance policy, insurance premiums are paid to the Company by the QSPE and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in the Company’s consolidated statements of operations.

11.  Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance in which the Company is no longer active and the impact of affiliate reinsurance transactions that were purchased by management for the benefit of all the Company’s reporting segments.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. During 2006 the Company implemented a new operating expense allocation methodology to more closely allocate expenses to the individual operating segments. This new methodology was based on a comprehensive study and is based on departmental time estimates and headcount. 2005 amounts have been reclassified to show this new methodology on a comparative basis. Management uses underwriting gains as the primary measure of each segment’s financial performance.

The following tables summarize the components of underwriting gain for each reporting segment:

	Three Months Ended September 30, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$38.9	$4.5	$0.2	$43.6
Net written premiums	27.1	4.5	—	31.6
Net earned premiums	14.5	10.3	—	24.8
Loss and loss adjustment expenses	(1.0)	1.1	—	0.1
Profit commission expense	—	—	—	—
Acquisition costs	1.2	3.1	—	4.3
Other operating expenses	7.6	1.5	—	9.1
Underwriting gain	$6.7	$4.7	$—	$11.4

	Three Months Ended September 30, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$20.4	$6.5	$0.4	$27.2
Net written premiums	14.0	9.5	—	23.5
Net earned premiums	17.7	11.8	—	29.5
Loss and loss adjustment expenses	(3.1)	4.0	—	0.9
Profit commission expense	—	0.1	—	0.1
Acquisition costs	1.0	6.0	—	6.9
Other operating expenses	6.6	2.2	—	8.8
Underwriting gain (loss)	$13.2	$(0.5)	$—	$12.7

	Nine Months Ended September 30, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$129.9	$12.7	$0.6	$143.2
Net written premiums	87.1	12.2	—	99.3
Net earned premiums	42.2	32.1	—	74.3
Loss and loss adjustment expenses	(1.5)	7.0	—	5.5
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	3.5	10.5	—	14.0
Other operating expenses	25.0	3.2	—	28.2
Underwriting gain	$15.3	$11.8	$—	$27.1

	Nine Months Ended September 30, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$57.4	$21.4	$2.2	$81.0
Net written premiums	45.4	19.8	—	65.3
Net earned premiums	35.4	47.7	—	83.1
Loss and loss adjustment expenses	(4.4)	1.2	—	(3.2)
Profit commission expense	—	0.2	—	0.2
Acquisition costs	2.8	19.7	—	22.5
Other operating expenses	19.0	4.9	—	23.9
Underwriting gain	$18.0	$21.8	$—	$39.8

The following is a reconciliation of total underwriting gain to income before provision for income taxes for the periods ended:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(in millions of U.S. dollars)

Total underwriting gain	$11.4	$12.7	$27.1	$39.8
Net investment income	14.3	12.2	40.6	38.8
Net realized investment gains (losses)	0.2	0.2	(1.2)	1.2
Unrealized (losses) gains on derivative financial instruments	(2.5)	(1.3)	2.4	(4.6)
Other expense	(0.6)	(0.6)	(1.9)	(3.1)
Income before provision for income taxes	$22.7	$23.2	$66.9	$72.1

12.  Subsequent Event

                On November 6, 2006, the Company, Assured Guaranty, AG Re, AGRO, and AG (UK) (the “borrowers”), entered into a $300.0 million, 5-year revolving credit facility (the “Facility”) with a syndicate of banks. Borrowings by Assured Guaranty, AG Re and AGRO will be limited to an agregate principal amount at any time not to exceed $100.0 million and AG (UK) will be limited to an aggregate principal amount of $20.0 million. Assured Guaranty will guarantee the obligations of AG Re and AGRO; AG Re, AGRO and Assured Guaranty Overseas U.S. Holdings Inc. will guarantee the obligations of Assured Guaranty; the Company will guarantee the obligations of AG (UK). The Facility shall be available for general corporate purposes, including the issuance of letters of credit. The borrowers have the option to increase the aggregate commitments under the Facility by up to $100.0 million. Borrowings under the Facility, if any, will be charged interest, in accordance with the terms of the agreement. Covenants under this Facility are comparable to those under the $300.0 million credit facility discussed in Note 7. This Facility replaces the $300.0 million credit facility discussed in Note 7.